SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated February 19, 2015 between
ETF SERIES SOLUTIONS
and
U.S. GLOBAL INVESTORS, INC.

The Trust will pay to the Adviser as compensation for the Adviser's services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
U.S. Global Jets ETF	0.60%
U.S. Global Luxury Goods ETF	0.60%
U.S. Global GO GOLD and Precious Metal Miners ETF	0.60%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of May 1, 2017.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By: /s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

U.S. GLOBAL INVESTORS, INC.

By: /s/ Susan B. McGee
Name: Susan B. McGee
Title: President